

MagNet Analytics, Inc.
Executive Summary



Abstract
MagNet is a network of technology-driven micro stores that has completed its proprietary technology development and successful pilots in a growing market. MagNet is raising an investment round to scale nation-wide.
See video at: www.magnetkiosks.com

Market Opportunity
High-value essential products are needed in high-traffic locations that have no retail. For example you are waiting for your train at Pen Station and your phone is dying, you need to buy a charger but you just have 3 minutes…

What is MagNet?
MagNet is a network technology-driven micro stores selling essential high-value products such as portable electronics in high-traffic locations like transportation hubs. MagNet micro stores provide a unique combination of precise information (typically only offered by online shopping) with immediate gratification. With a high-efficiency predictive analytics logistics system and the smallest footprint in the market, MagNet reaches consumers where no one else can.



Precise Information Like **Online Retail**

Instant Gratification Like **Brick & Mortar Retail**

Market & Competitive Advantage
The global self-service market is 28B and is estimated to double in 5 years. Short term MagNet has an addressable market of at least 1,000 US locations for the concept it is currently operating. Additional brands and territories offer potential for more than 10K micro stores.

Our stores use only 20% of footprint of competitors and cost less than half. Our patented container swap system reduces replenishment cost to 35%. Our predictive analytics system eliminates stock-outs.



18 sf   3.5 sf



Central Control







Regional Contractors

Container Swap



Financial summary

Based on the pilot numbers a network of 350 stores generates 16 million in revenue in year 3. With approximately 35% direct profit MagNet will have enough cash flow to continue growing without raising additional funds.





NOTE: CONTAINS FORWARD LOOKING PROJECTIONS THAT CANNOT BE GUARANTEED.

Investment Round

- Raising: $2.2 MM
- Objective: Scale nation-wide

Team
Founder and his tech team built and sold an automated retail technology company to the market leader.

